FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 21, 2005 (“RIM Provides Update on NTP Litigation")	Page No 2

Document 1

October 21, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) issued a ruling today in the patent litigation between Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. (“NTP”). The Federal Circuit denied RIM’s motion to stay further proceedings in the case until the U.S. Supreme Court decides whether it will accept an appeal of the decision in this case.

The Federal Circuit issued its ruling today and remanded the case to the District Court for further proceedings based on the Federal Circuit’s decision of August 2, 2005. The Federal Circuit has now reversed or vacated the infringement finding on 9 of the 16 litigated patent claims and has vacated the damages award and injunction originally entered as a result of the District Court trial in 2002.

RIM expects the District Court will decide all matters relating to the enforcement of the settlement agreement announced by the parties on March 16, 2005, the impact of the Patent Office re-examinations of the NTP patents on the litigation, and the further proceedings ordered by the Federal Circuit in its August 2, 2005 ruling. RIM also expects that NTP will imminently file a new motion asking the District Court to enter an injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the Courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

In addition, RIM will ask the Supreme Court to suspend the court proceedings while RIM seeks Supreme Court review of the case. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

All of the NTP patent claims have now been rejected by the Patent Office in its initial rulings in re-examination proceedings, based in part on prior art not considered in the District Court trial in 2002.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM’s plans and expectations regarding its dispute with NTP. Forward- looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled “The Company May Infringe on the Intellectual Property Rights of Others” in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 21, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller